Filed by Atmus Filtration Technologies Inc.

pursuant to rule 425 under the Securities Act of 1933, as amended

Subject Company: Cummins Inc.

Commission File No.: 1-4949

The following is an excerpt from Atmus' Fourth Quarter 2023 Earnings Call on February 14, 2024:

Comments from Steph Disher, Chief Executive Officer:

In closing, I want to take the opportunity to provide you with an update on Cummins' announcement to launch the share exchange.

As expected, Cummins has announced they will commence an exchange offer to fully split off their remaining interest in Atmus. We have filed a registration statement on Form S-4 with the Securities and Exchange Commission today in connection with the Cummins announcement.

Pursuant to the exchange offer, Cummins shareholders will have the opportunity to exchange their shares of Cummins common stock for shares of Atmus. Upon successful completion, Cummins will no longer be the controlling shareholder of Atmus.

The completion of the exchange offer will be a significant milestone for Atmus, allowing us to unlock our full potential and accelerate the delivery of our growth strategy.

I am proud of our Atmus team, who have worked hard to deliver these results. As I reflect on 2023, we made significant progress and this fuels my belief in what is possible for Atmus as a fully independent company. I am even more excited for the opportunities we have in front of us in 2024.

Forward-Looking Statements

This communication contains certain statements about Cummins and Atmus that are forward-looking statements. Forward-looking statements are based on current expectations and assumptions regarding Cummins’ and Atmus’ respective businesses, the economy and other future conditions. In addition, the forward-looking statements contained in this communication may include statements about the expected effects on Cummins and Atmus of the exchange offer, the anticipated timing and benefits of the exchange offer, Cummins’ and Atmus’ anticipated financial results, and all other statements in this communication that are not historical facts.

Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and are detailed more fully in Cummins’ and Atmus’ respective periodic reports filed from time to time with the U.S. Securities and Exchange Commission (the "SEC"), the Registration Statement referred to below, including the Prospectus forming a part thereof, the Schedule TO and other exchange offer documents filed by Cummins or Atmus, as applicable, with the SEC. Such uncertainties, risks and changes in circumstances could cause actual results to differ materially from those expressed or implied in such forward-looking statements. Forward-looking statements included herein are made as of the date hereof, and neither Cummins nor Atmus undertakes any obligation to update publicly such statements to reflect subsequent events or circumstances, except to the extent required by applicable securities laws. Investors should not put undue reliance on forward-looking statements.

Additional Information and Where to Find It

This communication is for informational purposes only and is not an offer to sell or exchange, a solicitation of an offer to buy or exchange any securities and a recommendation as to whether investors should participate in the exchange offer. Atmus has filed with the SEC a registration statement on Form S-4 (the "Registration Statement") that includes a prospectus (the "Prospectus"). The exchange offer will be made solely by the Prospectus. The Prospectus contains important information about the exchange offer, Cummins, Atmus and related matters, and Cummins will deliver the Prospectus to holders of Cummins common stock. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE AND BEFORE MAKING ANY INVESTMENT DECISION, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. None of Cummins, Atmus or any of their respective directors or officers or the dealer managers appointed with respect to the exchange offer makes any recommendation as to whether you should participate in the exchange offer.

Cummins has filed with the SEC a Schedule TO, which contains important information about the exchange offer.

Holders of Cummins common stock may obtain copies of the Prospectus, the Registration Statement, the Schedule TO and other related documents, and any other information that Cummins and Atmus file electronically with the SEC free of charge at the SEC’s website at http://www.sec.gov. Holders of Cummins common stock will also be able to obtain a copy of the Prospectus by clicking on the appropriate link on www.okapivote.com/CumminsAtmusExchange.

Cummins has retained Okapi Partners LLC as the information agent for the exchange offer. To obtain copies of the exchange offer Prospectus and related documents, or for questions about the terms of the exchange offer or how to participate, you may contact the information agent at 1-877-279-2311 (in the U.S., including Puerto Rico, and Canada) or 1-917-484-4425 (all other areas).